Exhibit 12.1

TravelCenters of America LLC

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands, except ratio amounts)

Income before income taxes and income from equity investees	$219	$2,331	$31,812	$23,784	$(66,560)	$(94,363)

Distributions received from equity investees	—	—	4,800	—	960	—
Fixed charges	22,976	90,880	79,161	75,471	106,603	96,350
Amortization of capitalized interest	8	31	—	—	—	—
Capitalized interest	(260)	(1,033)	—	—	—	—

Total earnings	$22,943	$92,209	$115,773	$99,255	$41,003	$1,987

Interest expense(1)	$4,075	$17,650	$10,358	$9,005	$25,653	$15,440
Estimated interest within rent expense(2)	18,641	72,197	68,803	66,466	80,950	80,910
Capitalized interest	260	1,033	—	—	—	—

Total fixed charges	$22,976	$90,880	$79,161	$75,471	$106,603	$96,350

Ratio of earnings to fixed charges	—	1.01	1.46	1.32	—	—

Deficiency of earnings available to cover fixed charges	$(33)	$ N/A	$ N/A	$ N/A	$(65,600)	$(94,363)

(1)                               Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)                               Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.